Company – Lend Lease Corporation Limited
File No 82-3498

# Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

25 March 2003


03022035

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 02 2003
WASH, D.C. SECTION

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
**File No: 82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

| Date | Document |
|---|---|
| 25 March 2003 | Announcement to Australian Stock Exchange<br>Lend Lease in preliminary negotiations with Morgan Stanley in respect of US equity advisory business |

Yours faithfully

S. Sharpe

**S J Sharpe**
Company Secretary

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

dlw 6/2

Company - Lend Lease Corporation Limited
File No 82-3498



25 March 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: One (1) page

Dear Sir

## STOCK EXCHANGE ANNOUNCEMENT

## LEND LEASE IN PRELIMINARY NEGOTIATIONS WITH MORGAN STANLEY IN RESPECT OF US EQUITY ADVISORY BUSINESS

Lend Lease Corporation Limited ("Lend Lease") today announced that it has agreed non-binding, commercial terms with global financial services company, Morgan Stanley and Co, Incorporated ("Morgan Stanley") in the US which will form the basis for ongoing negotiations and due diligence in respect of the formation of a joint venture with Lend Lease's US Real Estate Investments ("REI") equity advisory business.

No further details are provided due to the commercial sensitivities and confidentiality associated with the discussions.

The discussions with Morgan Stanley do not involve the other components of Lend Lease's US REI business such as the Commercial Credit businesses, Holliday Fenoglio Fowler ("HFF") and Housing & Community Investing ("HCI").

The company's strategic review of the REI business is continuing and it will further inform the market at the appropriate time when the outcomes of this review have been determined.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary